Exhibit 99.1

For immediate release

ID BIOMEDICAL ANNOUNCES RESULTS OF
SECURITYHOLDERS’ VOTES RELATING TO
ACQUISITION BY GLAXOSMITHKLINE

Vancouver, BC- November 16, 2005 – ID Biomedical Corporation (TSX: IDB; NASDAQ: IDBE) (“ID Biomedical”) announced that today its securityholders have voted to approve the proposed acquisition of ID Biomedical by GlaxoSmithKline plc. and GlaxoSmithKline Inc.  At a meeting held earlier today, the transaction was approved by: (a) 84.8% of the votes cast by all securityholders; and (b) 82.4% of votes cast by minority common shareholders.  In addition, 82.8% of the votes cast by shareholders were voted to approve an amendment to ID Biomedical’s existing shareholder rights plan which was required in order to facilitate the completion of the proposed transaction.

Completion of the proposed transaction remains subject to a number of conditions, including receipt of certain regulatory approvals and approval of the British Columbia Supreme Court.  An application for court approval is scheduled to be heard by the British Columbia Supreme Court on November 18, 2005.  ID Biomedical continues to expect the transaction to be completed by late 2005 or early 2006.

ID Biomedical will provide further updates on the expected timing of the proposed transaction in the near future.

About ID Biomedical

ID Biomedical is an integrated biotechnology company dedicated to the development of innovative vaccine products.  It operates in research, development, manufacturing, sales and marketing from its facilities in Canada and in the United States.  ID Biomedical is dedicated to becoming a premier vaccine company with significant marketed products worldwide and an extensive pipeline in both clinical and preclinical development.

ID Biomedical has a leading position in the Canadian influenza market.  It received a ten year mandate from the Government of Canada in 2001 to assure a state of readiness in the case of an influenza pandemic and provide influenza vaccine for all Canadians in such an event.  It also currently supplies approximately 75% of the Canadian government’s influenza vaccine purchases.

The information in this news release contains so-called “forward-looking” statements.  These include statements regarding ID Biomedical’s expectations and plans relating to the interaction of the vaccine business acquired from Shire, statements about ID Biomedical’s expectations, beliefs, intentions or strategies for the future, which may be indicated by words or phrases such as “anticipate”, “expect”, “intend”, “plan”, “will”, “we believe”, “ID Biomedical believes”, “management believes”, and similar language.  All forward-looking statements are based on ID Biomedical’s current expectations and are subject to risks and uncertainties and to assumptions made.  Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include:

(i) the company’s ability to successfully complete the proposed GlaxoSmithKline transaction; (ii) the company’s ability to successfully complete preclinical and clinical development of its products; (iii) the company’s ability to manufacture its products; (iv) the seasonality of the flu-vaccine business and related fluctuations in the company’s revenues from quarter to quarter; (v) decisions, and the timing of decisions, made by the health regulatory agencies regarding approval of its products for human testing; (vi) the company’s ability to enter into distribution agreements for its products, and to complete and maintain corporate alliances relating to the development and commercialization of its technology and products; (vii) market acceptance of its technologies and products; and (viii) the competitive environment and impact of technological change and other risks detailed in the company’s filings with the Securities and Exchange Commission.  ID Biomedical bases its forward-looking statements on information currently available to it, and assumes no obligation to update them.

For further information, please contact:

Investor Relations / Media

Dean Linden (604) 431-9314 dlinden@idbiomedical.com	Michèle Roy (450) 978-6313 mroy@idbiomedical.com